August 29, 2006

Via EDGAR and Fax

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mara L. Ransom

Re:	Freeport-McMoRan Copper & Gold Inc.
                Schedule TO-I and 13E-3 filed August 10, 2006
                File No. 005-41332

Dear Ms. Ransom:

On behalf of Freeport-McMoRan Copper & Gold Inc. (the “Company” or “we”), we are submitting this letter in response to the comments received from the Commission’s staff (the “Staff”) by facsimile dated August 28, 2006 in connection with the above-captioned Schedule TO-I and 13E-3. We have numbered and reproduced below the full text of the Staff’s comments in italics, each of which is followed by our response.

Schedules 13E-3 and TO

Item 3: Identity and Background of Filing Person

Comment 1: We note your response to prior comment 3 and your indication that “you incorporated the information regarding [y]our directors and executive officers required to be disclosed…by reference to [y]our definitive proxy statement on Schedule 14A, which was previously electronically filed with the Commission on March 22, 2006, via EDGAR.” You refer to the portion of Instruction F that indicates that a copy of a document incorporated by reference must be submitted, unless previously filed, however, our prior comment is not asking you to submit the filing. We are asking that you list the Schedule 14A (and any other previously-filed document that you would like to incorporate by reference) as an exhibit to the filing, which will enable you to incorporate it by reference pursuant to the terms of Instruction F. You may

Securities and Exchange Commission
August 29, 2006

indicate on the exhibit list that it has been previously filed. Please revise your Schedule 13E-3 accordingly.

Response 1: We will comply with this comment by listing the Schedule 14A as an exhibit to the Schedule TO/13-E as follows (revised language underlined):

(e) Freeport-McMoRan Copper & Gold Inc. Definitive Proxy Statement on Schedule 14A, dated March 22, 2006, with respect to our 2006 Annual Meeting of Stockholders held on May 4, 2006.***

***Previously filed with the SEC on March 22, 2006.

Offering Circular

Summary

Comment 2: We note your response to prior comment 5 and we are considering your response. In order for us to evaluate further your response, please elaborate upon your indication that the Note holders initiated contact with you. Please explain how and why, if you know, contact was initiated with you so that we may consider this aspect of your response. Also, in response to comment 13, you indicate that, in June 2005, “[y]our board of directors authorized [y]our senior management team…to pursue transactions to induce conversions of the Notes.” This disclosure would seem to indicate that you contemplated approaching Note holders to induce conversions, which would appear to be contrary to your indication that Note holders initiated contact with you. Please clarify. Finally, please also elaborate upon why we should consider the price of your Common Stock of a year ago as compared to current prices relevant to our consideration of your response.

Response 2: We originally issued the Notes in February 2003 when our common stock price was $18.16 per share. Concurrent with the offering, we announced that our board of directors authorized a new common stock dividend policy providing for an annual dividend of $0.36 per share. Our board of directors had eliminated dividends on our common stock in December 1998 in response to low commodity market prices for copper and gold. We paid no cash dividends on our common stock from 1999-2002.

After the offering of the Notes, market conditions for our business significantly improved. At the time of the offering, copper prices were $0.75-$0.80 per pound and gold prices were $375-$385 per ounce. By the end of 2003, copper prices were over $1.00 per pound, gold prices were over $415 per ounce and our stock price was $42 per share, over 130% higher than the stock price at the time we issued the Notes and over 35% higher than the conversion price ($30.872) of the Notes. Copper prices continued to improve, approximating $1.50 per pound at the end of 2004, $2.00 per pound at the end of 2005 and $3.40 per pound currently. Gold prices

Securities and Exchange Commission
August 29, 2006

also improved to approximately $440 per ounce by the end of 2004, $510 per ounce at the end of 2005 and $620 per ounce currently.

The improved copper and gold prices enabled us to generate significantly higher cash flows and our board increased the common stock dividend on several occasions following the issuance of the Notes. In November 2005, our board authorized the current level of our regular common stock dividend of $1.25 per annum, which is nearly 3.5 times the level at the time of the offering of the Notes. In addition, our board has declared seven supplemental dividends totaling $3.75 per share since late 2004.

As a result of the improved market conditions and the significant increase in our common stock price and dividend policy, in late 2004, our management began to receive telephone calls from holders of Notes soliciting our interest in potential induced conversion of the Notes. During these discussions, the Note holders would offer to convert Notes if we paid specified conversion premiums. We did not pursue any of these proposed transactions because the conversion premiums proposed to us were not economically attractive. As market conditions changed, the conversion premiums being proposed to us became more attractive and in June 2005, our board, upon the recommendation of our senior management, authorized our senior management team to enter into induced conversion transactions that could be completed on an economically attractive basis. Note holders continued to contact our management team and in September 2005 we completed ten privately negotiated transactions. We also completed five privately negotiated transactions in the fourth quarter of 2005 and one transaction in each of January, April and July 2006. In negotiating each transaction, we assessed the economic attractiveness based on the present value of the interest cost savings less the cost of potential future dividends paid on the conversions.

We mentioned the change in our common stock price in our prior response 5 to highlight the change in market conditions for our securities, especially over the course of a year. We believe that market conditions, including our common stock price, the expected volatility in our common stock price, the potential future common stock dividends and price of the Notes, impact the decision of a Note holder to pursue an induced conversion. Since September 2005, we increased our annual regular dividend to $1.25 per share, paid $1.75 per share in supplemental dividends, the price of our common stock has varied from $42 to $72 per share and the price of the Notes as quoted on Bloomberg has varied from $157 to $225 per $100 principal amount of the Notes.

Comment 3: We note your response to prior comment 6 and are reviewing the materials you provided.

Response 3: Noted.

Securities and Exchange Commission
August 29, 2006

Special Factors

Background of and Reasons for the offer

Comment 4: We note your response to prior comment 13 and the expanded disclosure you have proposed. As previously requested, please also expand your disclosure under “Determination of Conversion Premium” to provide a discussion of the methodologies that you discussed with your financial advisor, providing quantified disclosure if possible.

Response 4: We will comply with this comment by revising the section entitled “Determination of Conversion Premium” to read as follows (revisions marked to show changes from the proposed language in our August 25 response letter):

Determination of Conversion Premium

We have structured the offer to give Note holders the opportunity to receive a combination of cash and Common Stock that we believe, after consultation with our financial advisor, is more advantageous to Note holders than the rights Note holders would possess if they refrained from tendering in the offer (or if we elected not to make the offer).

The Notes represent a hybrid security that is part debt and part equity. When our Common Stock trades at prices significantly greater than the conversion price of the Notes ($30.872), the trading price of the Notes is primarily determined by the underlying value of the shares of Common Stock into which the Notes are convertible. For example, on August 2, 2006, the last sales price of Notes reported on Bloomberg L.P. was $188.217 per $100 principal amount, or $1,882.17 per $1,000 principal amount. The closing price of our Common Stock on this date was $56.32. Each Note is convertible into approximately 32.3918 shares of Common Stock. As a result, the underlying value of the shares of Common Stock into which each Note is convertible was $1,824.31 (32.3918 x $56.32). Thus the remaining value would be approximately $58 per Note, or the difference between the trading value of the Notes ($1,882.17) and the underlying value of the shares of Common Stock ($1,824.31). This $58 per Note compares with our offer to pay a Conversion Premium of $90 per $1,000 principal amount of the Notes.

The Conversion Premium being offered is intended to provide a cash incentive for conversion and to compensate the Note holders for the present value of the remaining interest payments reduced by the present value of future dividends on the Common Stock into which the Notes would be converted, assuming that we pay the supplemental dividend of $0.75 payable on September

Securities and Exchange Commission
August 29, 2006

29, 2006, and we pay our regular dividend of $1.25 per year through the maturity date of the Notes. The total amount of the remaining interest payments on each Note would be $311.11 (or $264.70 on a present value basis assuming a discount rate of 7.0%), and the total amount of dividends on the Common Stock into which each Note would be converted, assuming that we pay the supplemental dividend of $0.75 payable on September 29, 2006, and we pay our regular dividend of $1.25 per year through the maturity date of the Notes, would be $204.00 (or $178.93 on a present value basis assuming a discount rate of 7.0%). Using these assumptions, the present value of the net cash excess of the interest cost savings above the additional dividends is $85.77 per Note. This compares with our offer to pay a Conversion Premium of $90 per 1,000 principal amount of Notes. These calculations do not take into consideration any changes in our regular dividend rate or any potential future supplemental dividends. If we assume our regular dividend is increased by 25% beginning in November 2006, continuing through the maturity date of the Notes, the present value of the dividend stream using a 7.0% discount rate would be $217.69. Under this scenario, the present value of the net cash excess of the interest cost savings over the additional dividends is $47.01 per Note compared with our offer to pay a Conversion Premium of $90 per $1,000 principal amount of the Notes.

During the two days preceding the offer, we consulted with our financial advisor to evaluate the Conversion Premium. We reviewed with our financial advisor the methodologies and quantifications discussed in the previous paragraph. In addition, we discussed with our financial advisor ~~considered~~ the recent trading prices of the Notes and our Common Stock and the differences between recent trading prices of the Notes and recent trading prices of the underlying Common Stock.~~the remaining interest payments on the Notes, and the potential future dividends on the Common Stock into which the Notes would be converted.~~ We also discussed the appropriate amount of an additional cash incentive to provide to the Note holders using the two scenarios described in the previous paragraph. Based on all of these factors, we concluded that a Conversion Premium of $90 per $1,000 principal amount of the Notes would be an appropriate amount.

Non-tendering holders will continue to receive interest on their Notes to (but excluding) the redemption date or, in the event of conversion, through the interest payment date preceding the conversion date. Tendering holders, on the other hand, would forego the receipt of any further interest on the Notes after the conversion date but would receive dividend payments with respect to the Common Stock received in the offer (assuming our board continues the policy described below in “Dividend Policy”).

Securities and Exchange Commission
August 29, 2006

Determination of Conversion Premium

Comment 5: We note your responses to prior comments 16 and 17 and the expanded disclosure you have provided. Please revise to elaborate upon how your consideration of the recent trading prices of the Notes and your Common Stock, the remaining interest payments on the Notes and the potential future dividends on the Common Stock into which the Notes would be converted assisted you in arriving at the Conversion Premium. Be specific and provide quantifiable information, if possible. For example, what is the present value of the future dividends of the common stock? What amount of the Conversion Premium reflects an additional cash incentive? Your example refers to a “remaining value” of $58 per $1,000 in principal of each Note, if using the August 2, 2006 last sale price of the Notes; is this the amount you utilized in arriving at the Conversion Premium? If not, advise holders as to the amount that you considered.

Response 5: We will comply with this comment by revising the section entitled “Determination of Conversion Premium” as stated in our Response 4. In addition, we will comply with this comment by revising the section entitled “Substantive Fairness - Amount of Payments” to read as follows (revisions marked to show changes from the proposed language in our August 25 response letter):

Substantive Fairness

In making its determination regarding the substantive fairness of the offer, the board, upon management’s recommendation, considered a number of factors, including the following:

Amount of Payments. As indicated in the preceding section entitled “Determination of Conversion Premium,” the board believes that the Conversion Premium has been calculated to offer Note holders a combination of cash and Common Stock that is more advantageous than the rights a Note holder would possess if it refrained from tendering in the offer (or if we elected not to make the offer). The total amount of the remaining interest payments on each Note would be $311.11, (or $264.70 on a present value basis assuming a discount rate of 7.0%), and the total amount of dividends on the Common Stock into which each Note would be converted, assuming that we pay the supplemental dividend of $0.75 payable on September 29, 2006, and we pay our regular dividend of $1.25 per year through the maturity date of the Notes, would be $204.00 (or $178.93 on a present value basis assuming a discount rate of 7.0%). The Conversion Premium is intended to compensate the Note holder for the present value of this differential plus provide an additional cash incentive. Using these assumptions, the present value of the net cash excess of the interest cost savings above the additional

Securities and Exchange Commission
August 29, 2006

dividends is $85.77 per Note. This compares with our offer to pay a Conversion Premium of $90 per 1,000 principal amount of Notes. These calculations do not take into consideration any changes in our regular dividend rate or any potential future supplemental dividends. If we assume our regular dividend is increased by 25% beginning in November 2006, continuing through the maturity date of the Notes, the present value of the dividend stream using a 7.0% discount rate would be $217.69. Under this scenario, the present value of the net cash excess of the interest cost savings over the additional dividends is $47.01 per Note compared with our offer to pay a Conversion Premium of $90 per $1,000 principal amount of the Notes.

Fairness of the Offer

Comment 6: We note your response to prior comment 18. Please revise to elaborate briefly upon why you believe that a report, opinion or appraisal from a financial advisor is not warranted for this type of transaction.

Response 6: We will comply with this comment by revising the new paragraph in the section entitled “Substantive Fairness - Financial Advisor” to read as follows (revisions underlined):

•
Financial Advisor. Although our financial advisor has not rendered any report, opinion or appraisal relating to the fairness of the offer, we did review our methodologies with such advisor in connection with determining the Conversion Premium. See “Determination of Conversion Premium.” We do not believe that a report, opinion, or appraisal from our financial advisor is warranted for the offer for a number of reasons, including the following:

o	None of the Note holders are directors, officers, or affiliates of the company.

o	Our management team is familiar with the valuation methodologies for this type of transaction (see “Background of and Reasons for the Offer”).

o
Each Note holder is in the best position to decide, based upon their own assessment of the current market value of the Notes and the underlying Common Stock, individual liquidity needs, tax considerations, and investment objectives, whether tendering their Notes in the offer is in their best interest.

Securities and Exchange Commission
August 29, 2006

Comment 7: We note your response to prior comment 20. Specifically, we note your indication that you did not take into account going concern value, liquidation value, or book value, in all cases because no sale of the company is contemplated. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are those generally considered relevant in addressing the substantive fairness of a going private transaction and should be analyzed against the consideration you are offering regardless of whether a sale is contemplated, if only to ensure the fairness of the transaction consideration. Please revise to address why these factors were not considered.

Response 7: We will comply with this comment by revising the bullet titled “Other Factors” to read as follows (revisions marked to show changes from the proposed language in our August 25 response letter):

•
Other Factors. The board also considered current and historical trading prices of the Notes and Common Stock, the differences between recent trading prices of the Notes and recent trading prices of the underlying Common Stock (see “Determination of Conversion Premium”) and information provided by management concerning our business, financial condition, results of operations, current business strategy, future business prospects, and material risk exposures. In the context of this transaction, the board did not deem it necessary or relevant to consider the value of the offer’s consideration as compared to going concern values, liquidation values, book values or similar values. Our board believes that the consideration of the present value of the remaining interest payments and the present value of the dividends on the Common Stock into which the Notes would be converted is the most appropriate method of determining the Conversion Premium (see “Determination of Conversion Premium”). Our board did not consider going concern value because it is not relevant to the value of the Conversion Premium. We also believe that the value of the Notes and Common Stock are determined by market price and not by a theoretical going concern value of the company. ~~Our board believes that the current and historical trading prices of our Common Stock are a better indicator of the value of the Notes in the context of this transaction than the “going concern” values since no sale of the company is contemplated~~. Our board did not consider liquidation values as a factor because the company is a viable going concern business, and the trading history of our Common Stock is an indication of its value as such ~~and no liquidation of the company is envisioned~~. Finally, our board did not consider net book value a material indicator of value because it is an accounting methodology, ~~understates the company’s value as a going concern,~~ and ~~is instead~~ indicative only of historical costs of our assets and therefore is not relevant to the value of the Conversion Premium and does not reflect the

Securities and Exchange Commission
August 29, 2006

value of the Notes or the value of the Common Stock.~~and, as noted above, no sale of the company is contemplated~~.

The Offer

Conditions to the Offer

Comment 8: We note your response to prior comment 29 and the expanded disclosure you have provided. The condition you proposed to add, however, continues to be overly broad in that it refers to “any other events” that are not otherwise articulated in the conditions mentioned above. Please revise to articulate clearly the circumstances under which you intend to be able to terminate the offer or revise to remove this clause.

Response 8: We will comply with this comment by deleting the reference to “any other events” in the section entitled “Conditions to the Offer” as follows (revisions marked to show changes from the proposed language in our August 25 response letter):

•
as a result of any event described in the preceding bullet points, ~~or any other events~~, our Board reasonably concludes (together with a legal opinion of counsel to such effect) that the exercise of its fiduciary duties requires us to terminate the offer.

Material United States Federal Income Tax Considerations

Comment 9: We note your response to prior comment 31. We continue to object to the disclaimer referring to IRS Circular 230. While we do not disagree with you that the discussion is not intended to be a tax “opinion,” we do not believe the legend is necessary and inappropriately advises holders that they may not rely upon the disclosure. Please remove this disclaimer or tell us why you believe it is necessary.

Response 9: We will comply with this comment by revising the section entitled “Material United States Federal Income Tax Considerations” by deleting reference to IRS Circular 230 and revising the two paragraphs of this section to read as follows (revised language underlined):

The following is a general tax discussion that summarizes the material U.S. federal income tax consequences applicable to (1) holders that convert their Notes into Common Stock pursuant to the offer and (2) holders of Notes that elect not to participate in the offer. This general discussion is not intended to be a formal tax opinion. You should seek advice from an independent tax advisor with respect to the application of the U.S. federal income tax laws to your particular circumstances and any tax consequences arising under those laws.

Securities and Exchange Commission
August 29, 2006

This discussion applies to you only if you are a U.S. Holder and acquired the Notes in the original offering and you hold your Notes (and will hold the Common Stock you receive in the offer) as capital assets for U.S. federal income tax purposes. You are a U.S. Holder if you are a beneficial owner of Notes or Common Stock, as the case may be, that is:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•
a trust if a court within the United States is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all substantial decisions of the trust.

________________________

The Company represents to the Securities and Exchange Commission and its Staff that the Company is responsible for the adequacy and accuracy of the disclosures in its filings. The Company further acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing. In addition, the Company will not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Thank you for your assistance with these matters. If you have any questions or comments, please contact me at your earliest convenience at (504) 582-8412.

Sincerely,

                                                            /s/ Douglas N. Currault II
     Douglas N. Currault

DNCII/mac

cc:  Kathleen L. Quirk